

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

John Dobak, M.D.
Chief Executive Officer
DermTech, Inc.
11099 N. Torrey Pines Road, Suite 100
La Jolla, CA 92037

> **Re: DermTech, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 8, 2022**
> **File No. 333-266650**

Dear Dr. Dobak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Jeremy Glaser, Esq.